UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41421

Alvotech
(Translation of registrant's name into English)

9, rue de Bitbourg
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Incorporation by Reference

This Report on Form 6-K (this “Report”) of Alvotech (the “Company”), excluding Exhibit 99.1 attached hereto, shall be deemed to be incorporated by reference into the Company’s registration statements on Forms F-3 (File Nos. 333-266136 and 333-273262) and the Company’s registration statement on Form S-8 (File No. 333-266881) and to be a part thereof from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1 to this Report is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Press Release

On October 3, 2023, Alvotech issued a press release (“Press Release”) announcing that it had entered into an exclusive licensing agreement with Kashiv Biosciences LLC (“Kashiv”) for AVT23, a proposed biosimilar for Xolair (omalizumab). The agreement covers all 27 countries of the European Union, the UK, Australia, Canada, and New Zealand. Under terms of the agreement, Alvotech will receive an exclusive license to commercialize AVT23, which will be developed and manufactured by Kashiv. Kashiv will receive an upfront payment and is eligible for subsequent milestone payments and royalties. A copy of the Press Release is furnished herewith as exhibit 99.1.

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release dated October 3, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alvotech
(Registrant)

Date: October 3, 2023	/s/ Tanya Zharov
Tanya Zharov
General Counsel